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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                               CHIC BY H.I.S, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   167113 10 9
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                                 (CUSIP Number)


                                 Jesse S. Siegel
                               2504 Laguna Terrace
                          Ft. Lauderdale, Florida 33316

                                  with copy to:

                            Joseph H. Izhakoff, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                         One S.E. 3rd Avenue, 28th Floor
                              Miami, Florida 33131
                                 (305) 374-5600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 MARCH 10, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



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                                  SCHEDULE 13D
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CUSIP NO. 167113 10 9
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    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jesse S. Siegel
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                       (b)[ ]
        Not Applicable

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    3   SEC USE ONLY

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    4   SOURCE OF FUNDS

        Not Applicable

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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                  [ ]

        Not Applicable

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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

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                                    7      SOLE VOTING POWER

           NUMBER OF                       See Item 5
            SHARES                  --------------------------------------------
         BENEFICIALLY
           OWNED BY                 8      SHARED VOTING POWER
             EACH
           REPORTING                       See Item 5
            PERSON                  --------------------------------------------
             WITH
                                    9      SOLE DISPOSITIVE POWER

                                           See Item 5
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    10  SHARED DISPOSITIVE POWER

        See Item 5

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    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5

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    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]

        See Item 5

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    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 5% (See Item 5)

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    14  TYPE OF REPORTING PERSON

        IN

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         The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment of the Schedule 13D dated February 25, 1993, as amended by Amendment No. 1 to Schedule 13D dated January 23, 1998, as amended and restated by Amendment No. 2 to Schedule 13D dated February 23, 1998 (the "Original Schedule 13D"). Capitalized Terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D. For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. As a result of the transactions reported in this Statement, Mr. Siegel is no longer subject to the reporting requirements of Section 13(d) of the Exchange Act and the rules and regulation promulgated thereunder.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

         (a), (b)
         and (e) As of March 10, 1998, Mr. Siegel beneficially owned less than 5% of the issued and outstanding Shares.

         (c) On March 10, 1998, Mr. Siegel sold 1,140,043 Shares at $7.50 per share in an open market transaction.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  March 16, 1998                             /s/ Jesse S. Siegel
                                                  ------------------------------
                                                       JESSE S. SIEGEL




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